December 23, 2009

U.S. Securities and Exchange Commission		BY EDGAR
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. H. Christopher Owings
Assistant Director

Re:	Gander Mountain Company
Amendment No. 5 to Schedule 13E-3
Filed December 23, 2009
File No. 005-80407

Ladies and Gentlemen:

On behalf of Gander Mountain Company (the “Company”) and the filing parties, I am pleased to submit this correspondence with the filing of amendment no. 5 to the Schedule 13E-3.  This letter should be read in conjunction with the amendment no. 5 to the Schedule 13E-3 which was filed by the Company with the Commission.  For convenience, below is a summary of the changes to the Schedule 13E-3 contained in amendment no. 5.  The filing parties have reviewed this letter and approved its contents.

AMENDMENT NO. 5 TO SCHEDULE 13E-3

Amendment no. 5 was filed to update the Business and Background of Entities and Certain Related Persons to delete reference to Dimensional Fund Advisors.

If the staff has any questions on any of the information set forth herein, please telephone me at (651) 325-4425 or Jonathan Zimmerman of Faegre & Benson LLP at (612) 766-8419.  My fax number is (651) 325-2001 and Jonathan’s fax number is (612) 766-1600.

Sincerely,

/s/ Eric R. Jacobsen

Eric R. Jacobsen
Executive Vice President
General Counsel and Secretary

180 East Fifth Street • Suite 1300 • St. Paul, MN  55101 • (651) 325-4300

Affirmative Action/Equal Opportunity Employer

cc:	Chris Chase, Staff Attorney, Securities and Exchange Commission
Brigitte Lippmann, Special Counsel, Securities and Exchange Commission
Mellissa Campbell Duru, Special Counsel, Officer of Mergers and Acquisitions,
Securities and Exchange Commission
Lynn Anderson, General Counsel, Holiday Stationstores, Inc.
Arthur T. Erickson, II
Brian A. Erickson
Neal D. Erickson
Richard A. Erickson
Gerald A. Erickson
Ronald A. Erickson
Charles E. Pihl
Mark R. Gale, Gratco, LLC
David C. Pratt
W. Morgan Burns, Partner, Faegre & Benson LLP
Jonathan R. Zimmerman, Partner, Faegre & Benson LLP
C. William Baxley, Partner, King & Spalding LLP

Enclosures

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